

DIVISION OF
CORPORATION FINANCE

February 20, 2008

<u>Via U.S. Mail and Fax (713) 350-5105</u>
Ms. Lisa W. Rodriguez
Chief Financial Officer
Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, TX 77046

     Re: **Hercules Offshore, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed February 27, 2008

               Form 10-Q for the Quarterly Period Ended June 30, 2008
               Filed July 31, 2008
               File No. 0-51582

Dear Ms. Rodriguez:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      /s/ Chris White

                      Chris White
                      Branch Chief